Computation of Ratio of Earnings to Fixed Charges	Exhibit 7.1

(CAD in millions)
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31	December 31	December 31
	2008(3)	2009(3)	2010(3)	2011(4)	2012(4)

Earnings:
Income (loss) from continuing operations before income taxes, equity in net losses of affiliates and minority interests	(996.1)	435.7	272.2	289.3	63.4
Pre-tax dividends requirements	(14.8)	(19.9)	(17.7)	(13.8)	(3.3)
Fixed charges	311.5	307.1	245.0	237.7	257.0
Amortization of capitalized interest	13.8	17.0	18.1	17.2	17.6
Capitalized interest	(39.0)	(19.4)	(14.6)	(32.0)	(17.5)
Earnings adjusted for fixed charges	(724.6)	720.5	503.0	498.4	317.2

Fixed charges:
Pre-tax preferred dividends	14.8	19.9	(17.7)	(13.8)	(3.3)
Interest expensed and capitalized, including amortization of capitalized expenses related to indebtedness	286.5	278.6	255.4	244.8	253.1
Portion or rent expense representative of interest (1)	10.2	8.6	7.3	6.7	7.2
Total fixed charges	311.5	307.1	245.0	237.7	257.0

Ratio of earnings to fixed charges (2)	-	2.3	2.1	2.1	1.2

(1)	One quarter of rent expense is deemed to be representative of interest.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes, less capitalized interest and pre-tax preferred dividends, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), pre-tax preferred dividends, capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the year ended December 31, 2008 as the earnings were inadequate to cover fixed charges during that period.

(3)	Based on numbers prepared in accordance with Canadian Accepted Accounting Principles
(4)	Based on numbers prepared in accordance with International Financing Reporting Standards